U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                               Registration Number

                                   Form 10-SB

      General form for registration of securities of small business issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                  QuickTV, Inc.
                 (Name of Small Business Issuer in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                 EIN# 52-2202142
                      (I.R.S. Employer Identification No.)

                                35 Sherwood Drive
                            Mountain Lakes, NJ 07046
               (Address of principal executive offices) (Zip Code)

                                  800-700-0295
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
         Securities to be registered under Section 12(g) of the Act:  X

             Title of each class to be so registered:  Common Stock,
                            $.001 par value per share

         Name of each exchange on which each class is to be registered:
                                      None


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


PART I

Introduction

     Within this document, unless the context indicates otherwise, all references herein to "we," "us," and "our" refer collectively to QuickTV, Inc., its wholly-owned subsidiary DVD Acquisition and Development Group, Inc. and its division, DVD International.

Item  1.  Description  of  Business

Business  of  the  Issuer

     We are a Digital Video Disc, (DVD) distribution company with capabilities to create the content on a DVD and prepare, edit, author and package DVD's for duplication and sale. We are based in Mountain Lakes, New Jersey and New York City. We were organized under the laws of the state of Delaware in 1999 for the purpose of developing an Internet broadcasting company. During the first half of the year 2000, we discontinued operations until 2002, at which time we changed our business plan and objectives.

     In September of 2002, we acquired DVD Acquisition and Development Group, Inc. a DVD distribution company and now focus our strategy in the DVD industry.

     Our  business  focuses  in  several  DVD  industry  areas:

     DVD International Division - Distributes DVD's worldwide and as such, is the main focus of our present business. The DVD's distributed by DVD International are supplied by the divisions listed below:

     Music Division - We license programs and create value-added content resulting in high quality DVD's featuring high quality video and surround sound audio.

     Imagery Division - We license and create programs with reference quality video and surround sound music that we market under the Service Mark (SM) "Plasma-Art" DVD's. While these programs are fully playable and enjoyable when played on any on any DVD entertainment system, the full beauty of these DVD's are best viewed on Plasma Screens and High Definition monitors.

     Educational Division - We create and market DVD programs suitable for use in classrooms and for sale in museums gift shops as well as to be enjoyed at home. These programs include program content acquired from NASA and the U.S. Geological Survey.

     Travel Division - We acquire and market "travelogue" DVD's that address specific segments of the consumer travel market and major travel destinations.

     Games and Interactive Division - We acquire and market "interactive" games and movies.

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
     Our present business strategy is to capitalize on the diverse range of market opportunities created by the increasing popularity of DVD's.

     Our  business  model  is  based  on:

     Securing DVD industry business partnerships and making synergistic acquisitions.

     Attainment of exclusive distribution rights for existing content including independent films and special DVD projects.

     The development of additional titles that complement the company's existing DVD catalog.

     Our current catalog and distribution base of approximately 100 DVD titles from over 11 companies includes the Planet Earth Series, featuring unique images of the earth taken from the Space Shuttle and the International Space Station; Sound & Vision's Home Theater Tune-Up, a simplified and thorough DVD illustrating how to set up and get the best performance from home theaters; the interactive/psychological thrillers Tender Loving Care and POV; and the collection A NAXOS Musical Journey, a series of classical music DVD titles featuring the imagery of some of the world's most beautiful architectural designs and landscapes.

     We  also  have  a  new  series  of  DVD's called the ULTRA DVD SERIES (sm).

     We create these DVD's in a format known as Progressive Scan- 480 Lines of Resolution at 30 Frames per Second. This format is also known as 480P(30) or progressive scan.

     To understand progressive scan, it is important to know that there are two basic methods used to display video: interlaced scan and progressive scan. Progressive scan, which is used in computer monitors and digital televisions, displays all horizontal lines of a picture at one time, as a single frame. Interlaced scan, which is used in standard television formats such as NTSC and PAL, displays half the horizontal lines at a time.

     We pride ourselves in the quality of our work and our DVD International division recently received the DVD Association's 2002 DVD Excellence awards for the following categories: Audio Quality & Presentation-Natural Splendor Navigation Design & Implementation-Planet Earth: Australia Video Quality & Presentation-The Australian Outback WebDVD Excellence-Planet Earth: Oceania.

     Also, we have developed an acquisition plan that targets independent DVD industry companies. We intend to offer significant business advantages to potential acquisition candidates that result from reduced costs through economies of scale, shared corporate resources, and product distribution into markets that would otherwise have required major capital expenditures and significant time in developing a marketing and sales capability.


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
     Our marketing and sales capability has been in place for several years and provides access to worldwide markets as well as access to retailers like Wal-Mart, Best Buy, Circuit City, Musicland, and other large retail chains.

Competition

        With respect to sale of our exclusive DVD's, our foremost competition is from other independent suppliers competing for limited retail shelf space.
However, we can offer licensors "personalized" relationships, as well as specialized and highly focused marketing campaigns for titles that may otherwise be deemed too small or may be neglected by larger distributors. We face competition in securing exclusive license rights from independent content producers.

     Historically, we have paid up-front advances against future royalties to secure exclusive DVD format distribution rights. We may not be able to remain competitive against advance offers from licensing entities that are willing to pay larger advances or have greater financial resources. However, we believe that we will continue to successfully compete to obtain exclusive rights to DVD content because of our ability to offer an array of other assets to our licensors including, but not limited to: our superior reputation within the DVD industry; our notable ability to obtain and sustain ongoing relationships with valuable suppliers of DVD content; the quality of our finished product and our long-standing relationships with our distribution network.


Government  Regulation.

     We do not believe that we are currently subject to government regulations. Subsequent to the filing of this Registration Statement, we will be subject to regulation under the Exchange Act.

Employees

     We  have  four  employees  all  of  whom  are  full  time.

Patents

     We have no patents, nor are we in the process of trying to obtain any patents at this time.

Customers

     We sell our products to wholesale distributors, retailers and direct to consumers via our web sites. Our products are available to Wal-mart, Best Buy, Circuit City, Musicland, and other large retail chains. We do not believe that we are dependent upon any customer.

Item  2.  Plan  of  Operation


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
     For the past four years, we have offered our products for sale on our web sites and plan to continue that method of sales, each year, this has accounted for an increasing percentage of our total business. At the present time, approximately 8% of our sales result from our Internet presence. Because sales to consumers are the most profitable of the three sales channels, we are committed to pursue and expand this segment of the business. We maintain the following web sites:http://ww.dvdinternational.com., http://www.DVD-4U.com, and http://www.plasmaartDVDs.com We also sell our products to both video and non-video retailers and plan on continuing to so do

     As the penetration of DVD homes in America surpasses 50%, we believe that our unique catalog of DVD's will be attractive to new retail channels including gift shops, museum shops, spas and other specialty retailers. At the present time this area represents approximately 40% of our sales

     We intend to continue to expand our marketing to DVD distributors worldwide. Since we only license products on an exclusive basis, other distributors purchase DVD's from us in order to fill requests from retailers they distribute to. Sales to distributors account for approximately 52% of our sales.


The  DVD  Industry

     The rapid growth in sales of DVD players will remain strong in coming years, fueled in part by demand for DVD recorders, according to a recent study. Research firm In-Stat/MDR said that DVD player shipments grew by 61 percent in 2002, driven by consumer attraction to the format's improved picture and audio quality. The study showed that the DVD player market will hit 84 million units in 2006, spurred by the emergence of units that can record as well as play DVD's. Shipments of DVD recorders will reach 32 million units in 2006, the study said. Experts have said that the DVD format, introduced in 1997, will likely be ubiquitous in U.S. living rooms within 12 years, less than half the time it took for video cassette recorders, or VCRs, to do the same.

Management's Discussion and Analysis of Financial Condition and Results of Operations

      Operations  and  Results  for  the  past  Two  Fiscal  Years

     We were incorporated on December 1, 1999 and have had very limited operations and revenues until we acquired DVD Acquisition and Development Group, Inc. in September of 2002. Operations since September of 2002 have been profitable.

     For the three month period beginning September, 2002 to November 30, 2002, the company had sales of $ 489,699 and had a net income, before taxes, of $ 114,000.

Item  3.  Description  of  Property.

     We rent approximately 1400 square feet at 377 Park Avenue South, 4th Floor, New York, NY 10016 and pay $ 1,500.00 per month and have a one year lease for the space.

     We  also  maintain  office  space  at 35 Sherwood Drive, Mountain Lakes, NJ
07046 at no cost to the company for the next six months based on a verbal understanding with the president of our company.

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and  Management.

     As of December 31, 2002, there were 21,000,000 Shares of our common stock, no par value issued and outstanding. The following tabulates holdings of our shares by each person who, subject to the above, at the date of this registration, holds of record or is known by our management to own beneficially more than 5.0% of the common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name. All of these shares are directly owned by the shareholder




Name of Shareholder. . . . . .  Class of Shares  Number of Shares  Percentage Owned

Dynamic Media, Inc.. . . . . .  Common                 13,000,000                62%
2000 Hamilton Street
Suite 596
Philadelphia, PA 19130

Goodman, David and Joan. . . .  Common                  5,000,000                24%
35 Sherwood Drive
Mountain Lakes, NJ 07046

Dominic Castaldo . . . . . . .  Common                     20,800               .01%
35 Sherwood Drive
Mountain Lakes, NJ 07046

Ian D. Jones . . . . . . . . .  Common                    800,000              3.82%
35 Sherwood Drive
Mountain Lakes, NJ 07046

All officers and directors as
a group (3 people) . . . . . .  Common                  5,820,800             27.82%




Item 5. Directors, Executive Officers, Promoters and Control Persons.


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     David Goodman, 55, is the President and a Director of the Company. He was
the founder of DVD International and The DVD Acquisition and Development Group, Inc. and has more than 20 years in the home entertainment industry. His experience includes executive positions with MGM, CBS and Fox Home Video. In 1985, Goodman founded U.S. Laser Video Distributors, which in three years grew to be the largest independent laser videodisc distributor in the U.S. In 1995, U.S. Laser Video Distributors was sold to Image Entertainment. In August 2002, Goodman was one of five inaugural inductees into the Digital Hall of Fame.

     Ian D. Jones, 33, is a Director of the Company. He developed the business model that defines the company's line of products and services. Mr. Jones business background includes 10 years of related experience in establishing and maintaining start-up businesses involved in entertainment and media industries.

     Joan Goodman, 53, is the Vice President of Creative Services and is a Director of the Company. Her responsibilities include the management of our graphic designers and copywriters, as well as the creation of all sales and marketing materials and product packaging. Joan is also responsible for the design and creation of the company's advertising programs. She is a co-founder of DVD International and held a similar creative design position at U.S. Laser Video Distributors where she also was the publisher of the company's magazine, LaserViews.

     Sidney J. Pine, C.P.A., 67, is a Vice President and CFO (Chief Financial Officer) and a Director of the Company. Sid is a graduate of the Wharton School of the University of Pennsylvania with a degree in Economics, is a Certified Public Accountant in the Commonwealth of Pennsylvania, a Member of the Pennsylvania Institute of Certified Public Accountants, as well as the American Institute of Certified Public Accountants.

     Dominic Castaldo, D.D.S., 59, is a Director of the Company and has been an active member of the Company's Medical Advisory Board. For the last 12 years, Dr. Castaldo has been involved in the design and implementation of several medical and dental on-line information services and served as President of the American Dental Network, a telecommunication service provided for members of the American Dental Association.

Item 6. Executive Compensation.



Name               Position     Year     Salary Bonus Other Stock Options L/Tip
All Other


David Goodman.  President     2002    0    0    0    0    0    0  0
Joan Goodman .  V. President  2002    0    0    0    0    0    0  0
Sidney J. Pine  V. President  2002    0    0    0    0    0    0  0





Item 7. Certain Relationships and Related Transactions

     We had no related transaction.

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Item 8. Legal Proceedings.

     We are not a party to any pending legal proceeding and are not aware of any contemplated legal proceeding by a governmental authority.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     Our common stock was approved for trading by the NASD on July 31, 2002 for trading on the Over-the-Counter Electronic Pink Sheets with a trading symbol of QKTV. To date, there has been a very limited trading market for our common stock.

     Currently, our stock is subject to the Penny Stock regulations that might have an impact on our market. Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of $5.00 or less. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

     These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

     Because a very limited trading market exists for our securities, there is no assurance that a regular trading market will develop or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, we have 218 holders of record of our common stock. There is currently one class of common stock outstanding.

Risk  Factors  That  May  Affect  the  Future  Results and Market Price of Stock


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RISK  FACTORS

Forward-looking  Statements.


        This Form 10-SB contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements regarding our intent, belief and current expectations about our strategic direct, prospects and future results. In some cases forward-looking statements may be identified by words like "may," "should," "expect," "anticipate," "believe," "estimate," "continue" or similar words. Forward-looking statements involve risks and uncertainties that are inherently difficult to predict, which could cause actual outcomes and results to differ materially from our expectations, forecasts and assumptions.

     Changes in U.S. and global financial and equity markets, including market disruptions and significant interest rate fluctuations, which may impede our access to, or increase the cost of, external financing for our operations and investments;

     Increased competitive pressures, both domestically and internationally, which may, among other things, affect the performance of our business operations and profit margins;

     Technological developments that may affect the distribution of our products or create new risks to our ability to protect our intellectual property; and

     Changing public and consumer taste, which may among other things, affect the consumer products businesses generally.

        This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of inherent uncertainty. The inclusion of such forward-looking information should not be regarded as a representation by us, or any other person that the future events, plans or expectations contemplated, will be achieved. Unless otherwise required by law, we undertake no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 10-SB. Important factors that could cause or contribute to such material differences include, but are not limited to, those discussed below and those described under the heading "Competition" above. You are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their dates.


Cautionary  Statements  Relating  to  Our  Business  in  General.


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        We  May Not Be Able To Keep Pace with Technological Advances.    The DVD
industry in general, is continuing to undergo significant changes, primarily due to technological developments. As an independent distributor, we believe we have a superior ability to adapt to changing formats and distribution methods. However, because of the rapid growth of technology and shifting consumer tastes, it is impossible to predict the overall effect these factors will have on potential revenue from and profitability of distributing DVD's or the or our ability to compete effectively in a changing market.

        If  We Cannot Maintain Relationships with Our Suppliers and Vendors, Our
Business  May  Be  Adversely  Affected.    We  receive  our  revenue  from  the
distribution of those DVD's for which we have exclusive agreements. We cannot be certain that we will be able to renew these exclusive rights as existing agreements expire.

Risks of Potential Government Regulation and Other Legal Uncertainties Relating To the Internet.

     With regard to our online, direct-to-consumer sales, we are not currently subject to direct federal, state, or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content, and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services.

     In addition, the we are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption, and other intellectual property issues, taxation, libel, obscenity, and export or import matters. It is possible that future applications of these laws to our business could reduce demand for our DVD's or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     Because our DVD's are available over the Internet in multiple states, and possible foreign countries, other jurisdictions may claim that we are required to qualify to do business and pay taxes in each state or foreign country. Our failure to qualify in other jurisdictions when it is required to do so could subject us to penalties and could restrict our ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business may have an adverse affect on our business, results of operations and financial condition.


Dividend  Policy


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     We have paid no dividends and intend to retain all future earnings, if any, for use in the development and operation of our business and do not anticipate paying cash dividends on the Common Stock in the foreseeable future.

Item  10.  Recent  Sales  of  Unregistered  Securities.

     On September 16, 2002, we issued 5,000,000 shares of our common stock to David and Joan Goodman, in consideration of the acquisition of DVD Acquisition and Development Group, Inc. On December 21, 2001, we issued Scott Levensten 38,400 shares of our common stock in exchange for legal services rendered to us. On December 21, 2001, we issued 120,000 to Duane Tucker in exchange for technical services rendered to us.

Item  11.  Description  of  Securities.

Common  Stock.

     Our Articles of Incorporation authorize us to issue up to 50,000,000 common shares, no par value. There are currently 21,000,000 shares of common stock outstanding. All outstanding common shares are legally issued, fully paid and non-assessable.

Liquidation  Rights.

     Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend  Rights.

     There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends, and we may pay dividends on our shares in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Delaware Statutes. We have not paid dividends to date, and it is not anticipated that any dividends will be paid in the foreseeable future.

Voting  Rights.

     Holders of our common shares are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other  Rights.

     Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.


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
     There are no other material rights of the common shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of our Company. We have not issued debt securities.

Item  12.  Indemnification  of  Directors  and  Officers.

     Our Articles of Incorporation provide that we shall have the power, in our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interests, and in conjunction therewith, to procure, at our expense, policies of insurance. Delaware state law does not limit our ability for indemnification for knowing or purposeful acts.

     At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of a controlling person, director or officer of our Company which would affect his or her liability in that capacity.

Item  13.  Financial  Statements

(1) Unaudited Interim Financial Statements - November 30, 2002.



                     QUICKTV, INC. AND WHOLLY OWNED SUBSIDIARY
                                  BALANCE SHEET
                               AT NOVEMBER 30, 2002

                                     ASSETS
                                     ------
CURRENT ASSETS
----------------------------------------------
  Cash . . . . . . . . . . . . . . . . . . . .  $       8,788
  Accounts Receivable. . . . . . . . . . . . .        386,010
  Inventory. . . . . . . . . . . . . . . . . .        117,018
  Prepaid Royalties. . . . . . . . . . . . . .        223,510
  Advances . . . . . . . . . . . . . . . . . .         26,600
                                                --------------
    TOTAL CURRENT ASSETS . . . . . . . . . . .        761,926
                                                --------------

FIXED ASSETS
----------------------------------------------
  Furniture and Fixtures . . . . . . . . . . .          6,100
  Equipment. . . . . . . . . . . . . . . . . .         45,458
  Computer Equipment . . . . . . . . . . . . .         26,203
  Accumulated Depreciation . . . . . . . . . .        (42,150)
                                                --------------
    TOTAL FIXED ASSETS . . . . . . . . . . . .         35,611
                                                --------------

OTHER ASSETS
----------------------------------------------
  Intangible Asset-DVD Distribution rights-net         70,650
  Goodwill . . . . . . . . . . . . . . . . . .        200,000
                                                --------------
    TOTAL OTHER ASSETS . . . . . . . . . . . .        270,650
                                                --------------

    TOTAL ASSETS . . . . . . . . . . . . . . .  $   1,068,187
                                                ==============
LIABILITIES AND STOCKHOLDERS'  EQUITY
----------------------------------------------

CURRENT LIABILITIES
----------------------------------------------
  Accounts Payable and Accrued Expenses. . . .  $     470,133
  Line of Credit . . . . . . . . . . . . . . .        190,000
  Taxes Payable. . . . . . . . . . . . . . . .         31,042
  Reserve for Returns. . . . . . . . . . . . .         45,506
                                                --------------
    TOTAL CURRENT LIABILITIES. . . . . . . . .        736,681
                                                --------------
LONG TERM LIABILITIES
----------------------------------------------
  Due to Dynamic Media, Inc. . . . . . . . . .        275,667
                                                --------------

STOCKHOLDERS' EQUITY
----------------------------------------------
  Common Stock. . . . . . . . . . . . . . . .          21,000
  Paid in Capital. . . . . . . . . . . . . . .        250,039
  Retained Deficit . . . . . . . . . . . . . .       (215,200)
                                                --------------
    TOTAL STOCKHOLDERS' EQUITY . . . . . . . .         55,839
                                                --------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $   1,068,187
                                                ==============





                    QUICKTV, INC and Wholly Owned Subsidiary
                            Statement of Operations
                  For the Period January 1 to November 30, 2002





Sales. . . . . . . . . . .  $489,699
                            --------
Cost of sales. . . . . . .   275,705
                            --------
Gross profit . . . . . . .   213,994
                            --------
Operating expenses
                            --------
Selling expenses . . . . .    29,910
General and adminstrative.    69,249
                            --------
Total Operating Expenses .    99,159
                            --------
Net income before Taxes. .   114,835
                            --------
Provision for Income Taxes    28,000
                            --------
Net Income . . . . . . . .  $ 86,835
                            ========
















                      QUICKTV, INC. AND WHOLLY OWNED SUBSIDIARY
                               STATEMENT OF CASH FLOWS
                    FOR THE PERIOD JANUARY 1 TO NOVEMBER 30, 2002



 OPERATING ACTIVITIES
  Net Income . . . . . . . . . . . . . . . . .  $              86,835
  Depreciation and amortization. . . . . . . .                    500
  (Increase) decrease in operating assets
    Accounts receivable. . . . . . . . . . . .               (150,192)
    Inventory. . . . . . . . . . . . . . . . .                 98,463
    Prepaid royalties. . . . . . . . . . . . .                (22,025)
    Advances . . . . . . . . . . . . . . . . .                (17,600)
  Increase (decrease) in operating liabilities
    Accounts payable and accrued expenses. . .                (74,119)
    Income taxes currently payable. . . . . .                  31,042
    Reserve for returns. . . . . . . . . . . .                 45,884
                                                ----------------------
  Net cash (Used In) Operating Activities. . .                 (1,212)
                                                ----------------------

  FINANCING ACTIVITIES
    Line of credit borrowings. . . . . . . . .                 10,000
                                                ----------------------
  Net Cash Provided by Financing Activities. .                 10,000
                                                ----------------------
  Increase in cash for period. . . . . . . . .                  8,788
                                                ----------------------
  Cash at the beginning of period. . . . . . .                      0
                                                ----------------------
  Cash at the end of period. . . . . . . . . .                  8,788
                                                ----------------------
  NON-CASH FINANCING AND INVESTING
  ACTIVITIES:
  Issuance of common stock for acquisition
  of assets, less liabilities assumed. . . . .                291,000
                                                ----------------------


NOTE 1  BASIS OF PRESENTATION
-----------------------------

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.

It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

For further information, refer to the audited financial statements and footnotes for the years ending December 31, 2001 and 2000 included in the Company's Form 10-SB.

NOTE  2  ACQUISITION
--------------------

On September 13, 2002, the Company acquired 100% of the common stock of DVD Acquisition and Development Group, Inc. that, in turn, simultaneously acquired 100% of the membership interests of David and Joan, LLC. The transaction was accounted for using the purchase method of accounting wherein the stockholders of DVD Acquisition and Development Group, Inc. retained the minority of the outstanding common stock of the Company after the merger. The Company had no prior material operating history prior to the acquisition. The terms of the acquisition required the Company to issue 5,000,000 of its common shares in exchange for all of the common stock of DVD Acquisition and Development Group, Inc. or David and Joan, LLC, in effect.

The primary reason for the acquisition was to achieve the Company's objective of being engaged in the development of market opportunities created by the demand for digital videodisc technology. The acquisition served its initial focus of the Company's efforts to market that technology and capitalize on acquisitions in this industry.

The common shares issued were valued at an aggregate fair market value of $291,000. The value was based on the fair value of the assets acquired less liabilities assumed. The transaction resulted in recorded goodwill in the amount of $200,000. The purchase price was allocated as follows:

     Accounts  receivable               $236,000
     Inventory                           215,000
     Prepaid  royalties                  201,000
     Other  current  assets                9,000
     Fixed  assets                        36,000
     Intangible  assets                   71,000
     Goodwill                            200,000
     Accounts  payable  and  accruals   (406,000)
     Lines of credit                    (180,000)
     Reserve  for  returns               (91,000)
                                       ----------
     Total                              $291,000
                                       ==========

The fixed assets are being depreciated over their estimated useful lives. The goodwill is not amortized under SFAS No. 142 and is periodically tested for impairment.

The aforementioned purchase agreement obligates the Company to issue an additional bonus of 4,000,000 common shares per annum to DVD Acquisition and Development Group, Inc. as long as the sales and profits for this entity increase at least 10% at the end of each year.

NOTE  3  COMMITMENTS
--------------------

On October 1, 2002, The Company entered into a three-year employment agreement through September 30, 2005. Pursuant to the agreement, the Company's officer and minority shareholder shall receive an annual salary of $150,000 indexed for a 10% annual increase and a bonus of 3,000,000 common shares. These common shares have not yet been issued as of the date of this report. In addition, the Company is committed to issue an officer bonus of an additional 1,000,000 common shares per annum for the next three years ending September 30, 2005.



(2) Audited Financial Statements for the years ended December 31, 2001 and 2000


(a) Quick TV, Inc.

                          INDEPENDENT AUDITORS REPORT
                          ---------------------------

To the Board of Directors and Stockholders:
QuickTV, Inc.
2000 Hamilton Street
Suite 596
Philadelphia, PA. 19130

We have audited the accompanying balance sheet of QuickTV, Inc. (a development stage company) as of December 31, 2001 and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of QuickTV, Inc. (a development stage company) as of December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note E. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

December 13, 2002
Pompano Beach, Florida






                                   QUICKTV, INC.
                           (A DEVELOPMENT STAGE COMPANY)
                                   BALANCE SHEET
                                AT DECEMBER 31, 2001


                                       ASSETS
                                       ------



CURRENT ASSETS
---------------------------------------------------------------
  Cash                                                          $          -
                                                                ---------------
  TOTAL ASSETS                                                  $          -
                                                                ===============
LIABILITIES AND STOCKHOLDERS' DEFICIT
---------------------------------------------------------------

CURRENT LIABILITIES
---------------------------------------------------------------
  Due to Related Party. . . . . . . . . . . . . . . . . . . . .  $     275,667
                                                                ---------------
    TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . . . .        275,667
                                                                ---------------
STOCKHOLDERS' DEFICIT
---------------------------------------------------------------
  Common Stock ($.001 par value, 50,000,000 shares authorized:
  16,000,000 issued and outstanding). . . . . . . . . . . . . .         16,000
  Additional Paid-in-Capital. . . . . . . . . . . . . . . . . .         10,368
  Deficit Accumulated During Development Stage. . . . . . . . .       (302,035)
                                                                ---------------
    TOTAL STOCKHOLDERS' DEFICIT . . . . . . . . . . . . . . . .       (275,667)
                                                                ---------------
    TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT . . . . . . . .  $           -
                                                                ===============









         See notes to audited financial statements and auditors' report



                                  QUICKTV, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                               Cumulative-to
                                                               date since
                                  2001          2000           inception*
                                  ------------------------------------------
OPERATING EXPENSES:
----------------------------------
  General and Administrative . . .  $    24,261   $    87,593   $   159,869
  Outside Services . . . . . . . .        4,720        95,241        99,961
  Rent . . . . . . . . . . . . . .       13,501        18,038        31,539
  Travel . . . . . . . . . . . . .        5,832         4,834        10,666
                                  ------------------------------------------
    TOTAL EXPENSES . . . . . . . .       48,314       205,706       302,035
                                  ------------------------------------------
    LOSS BEFORE TAXES. . . . . . .      (48,314)     (205,706)     (302,035)
                                  ------------------------------------------
    INCOME TAX (PROVISION) BENEFIT          -0-           -0-           -0-

    NET LOSS . . . . . . . . . . .  $   (48,314)  $  (205,706)  $  (302,035)
                                  ==========================================
  Net Loss Per Common Share
  Basic & Fully Diluted. . . . . .  $        **   $     (0.01)  $     (0.02)
                                  ==========================================
  Weighted Average Common
  Shares Outstanding . . . . . . .   16,000,000    16,000,000    16,000,000
                                  ==========================================




     *Not covered by auditors' report
     ** Less than $.01










         See notes to audited financial statements and auditors' report



                                  QUICKTV, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                            Deficit
                                                            Accumulated
                               Common   Common   Additional During
                               Shares   Stock    Paid-in    Development
                               ('000)  $.001 Par Capital    Stage
                             ------------------------------------------
Balances, January 1, 2000 . .  16,000  $16,000  $     -    $ (48,015)

Net loss for year . . . . . .     -0-      -0-      -0-     (205,706)
                             ------------------------------------------
Balances, December 31, 2000 .  16,000  $16,000  $     -    $(253,721)

Contributed services received     -0-      -0-   10,368          -0-

Net loss for year . . . . . .     -0-      -0-      -0-      (48,314)
                             ------------------------------------------
Balances, December 31, 2001 .  16,000  $16,000  $10,368    $(302,035)
                             ------------------------------------------












         See notes to audited financial statements and auditors' report



                                   QUICKTV, INC.
                           (A DEVELOPMENT STAGE COMPANY)
                              STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                      Cumulative to
                                                                       date since
                                                    2001        2000   inception*
CASH FLOWS FROM OPERATING ACTIVITIES:           -----------------------------------
----------------------------------------------
  Net loss . . . . . . . . . . . . . . . . . .  $(48,314)  $(205,706)  $  (302,035)
  Adjustments to reconcile net loss to net
  cash (used in) operating activities:
    Forward stock split charged to operations.    15,000           -        15,000
    Contributed services received. . . . . . .    10,368           -        10,368
    Increase in operating liabilities:
      Due to related party . . . . . . . . . .    22,946     154,766       275,667
                                              -------------------------------------
      NET CASH (USED IN)
      OPERATING ACTIVITIES . . . . . . . . . .         -     (50,940)       (1,000)
                                              -------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
----------------------------------------------
  Proceeds from sales of common stock. . . . .         -           -         1,000
                                              -------------------------------------
      NET CASH PROVIDED BY
      FINANCING ACTIVITIES . . . . . . . . . .         -           -         1,000
                                              -------------------------------------
      NET (DECREASE) IN CASH
      AND CASH EQUIVALENTS. . . . . . . . . .         -      (50,940)            -
                                              -------------------------------------
CASH AND CASH EQUIVALENTS:
----------------------------------------------
      Beginning of year. . . . . . . . . . . .         -      50,940             -
                                                ---------  ----------  ------------
      End of year. . . . . . . . . . . . . . .  $      -   $       -   $         -
                                                ---------  ----------  ------------




     *Not covered by auditors' report












         See notes to audited financial statements and auditors' report










                                  QUICKTV, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ==============================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Background  -  QuickTV,  Inc.  (the Company) was organized under the laws of the
----------
State  of  Delaware  on  November  1,  1999.

The company is a developing stage entity and is primarily engaged in the development of market opportunities created by the demand for digital videodisc technology. The initial focus of the Company's efforts is to market that technology and capitalize on acquisitions in this industry. The Company has no prior experience in conducting and managing this technology.

Basis  of  Presentation  -  The financial statements included herein include the
-----------------------
accounts  of  the  QuickTV, Inc. prepared under the accrual basis of accounting.

Management's  Use  of  Estimates  -  The  preparation of financial statements in
--------------------------------
conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net  Loss  per  Common  Share  -  The  Company  adopted  Statement  of Financial
-----------------------------
Accounting Standard (SFAS) No. 128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the period presented. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share for 2001 and 2000. Net loss per common share has been calculated by dividing the net loss for each period presented by the weighted average number of common shares for the respective period.

Cash  and  Cash  Equivalents - For purposes of the Statements of Cash Flows, the
----------------------------
Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Fair  Value  of  Financial  Instruments  -  The  carrying  amounts  of financial
---------------------------------------
instruments including due to related party approximated fair value because of the immediate short-term maturity of this instrument.



                                  QUICKTV, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ==============================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')
-----------------------------------------------------------

Income  Taxes  -  Income  taxes  are  provided  in  accordance with Statement of
-------------
Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards
---------------------------
Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the years covered in the financial statements.

Advertising  -  The  Company  charges  the  costs of advertising to expense when
-----------
incurred. The Company does not incur any direct-response advertising costs. Advertising expense totaled $2,289 and $ -0- for the years ended December 31, 2001 and 2000, respectively.

Recent  Accounting  Pronouncements  -  In  July  2001,  the Financial Accounting
----------------------------------
Standards Board issued Statement of Financial Accounting Standards (SFAS) No.143, "Accounting for Asset Retirement Obligations" which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value cannot be made. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect SFAS No. 143 to have a material effect on its financial condition or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 generally establishes a standard framework which to measure impairment of long-lived assets and expands the Accounting Principles Board ("APB") 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" to include a component of the entity (rather than a segment of the business). SFAF No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect SFAS No. 144 to have a material effect on its financial condition and cash flows.



                                  QUICKTV, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ==============================================

NOTE  B  -  SEGMENT  REPORTING
------------------------------

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company determined that it did not have any separately reportable operating segments as of December 31, 2001 and 2000.

NOTE C - SUPPLEMENTAL CASH FLOW INFORMATION
-------------------------------------------

Supplemental disclosures of cash flow information for the years ended December 31, 2001 and 2000 are summarized as follows:

Cash paid during the period for interest and income taxes:

                                          2001          2000
                                          ----          ----
          Income Taxes                $   --          $   --
          Interest                    $   --          $   --

NOTE  D  -  DUE  TO  RELATED  PARTY
-----------------------------------

The amount due to a related party at December 31, 2001 consists of advances made on behalf of the Company by the Company's majority corporate shareholder for general operating expenses. The balance bears no interest rate and is due on demand.

NOTE  E  -  GOING  CONCERN
--------------------------

As shown in the accompanying financial statements, the Company has incurred significant losses from operations and other circumstances that has placed substantial doubt as to whether the Company can continue as a going concern. The Company is in the development stage of operations and has never reported revenues. The ability of the Company to continue as a going concern is dependent on developing its business plan and obtaining new capital. Management has enacted a plan of seeking out strategic relationships and capital raising entities that may add value to the Company and its shareholders.





                                  QUICKTV, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ==============================================

NOTE F - INCOME TAXES
---------------------

Due to the operating loss and the inability to recognize an income tax benefit there from, there is no provision for current or deferred federal or state income taxes for the years ended December 31, 2001 and 2000.

The Company has approximately $302,000 of federal and state net operating losses available that expire in various years through the year 2022.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company's deferred tax asset at December 31, 2001 consists of net operating loss carry forward calculated using federal and state effective tax rates equating to approximately $85,000 less a valuation allowance in the amount of approximately $85,000. Because of the Company's lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $13,000 and $58,000 for the years ended December 31, 2001 and 2000, respectively.

Utilization of the net operating losses may be subject to certain annual limitations due to changes in control. This may result in the expiration of net operating losses before full utilization.

NOTE  G - EQUITY
----------------

Pursuant to a unanimous vote of the Company's Board of Directors, there was a 16-for-1 forward stock split of the Company's common shares on August 1, 2001 from resulting in 16,000,000 common shares outstanding. All common share and per common share amounts have been retroactively restated herein.

NOTE  H - SUBSEQUENT EVENT
--------------------------

On September 13, 2002, the Company acquired 100% of the common stock of DVD Acquisition and Development Group, Inc. that, in turn, simultaneously acquired 100% of the membership interests of David and Joan, LLC. The transaction was accounted for using the purchase method of accounting wherein the stockholders of DVD Acquisition and Development Group, Inc. retained the minority of the outstanding common stock of



                                  QUICKTV, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ==============================================

NOTE  H - SUBSEQUENT EVENT (CONT.)
----------------------------------

the Company after the merger. The Company had no prior material operating history prior to the acquisition. The terms of the acquisition required the Company to issue 5,000,000 of its common shares in exchange for all of the common stock of DVD Acquisition and Development Group, Inc. or David and Joan, LLC, in effect.

The primary reason for the acquisition was to achieve the Company's objective of being engaged in the development of market opportunities created by the demand for digital videodisc technology. The acquisition served its initial focus of the Company's efforts to market that technology and capitalize on acquisitions in this industry.

The common shares issued were valued at an aggregate fair market value of $291,000. The value was based on the fair value of the assets acquired less liabilities assumed. The transaction resulted in recorded goodwill in the amount of $200,000. The purchase price was allocated as follows:

     Accounts  receivable               $236,000
     Inventory                           215,000
     Prepaid  royalties                  201,000
     Other  current  assets                9,000
     Fixed  assets                        36,000
     Intangible  assets                   71,000
     Goodwill                            200,000
     Accounts  payable  and  accruals   (406,000)
     Lines  of  credit                  (180,000)
     Reserve  for  returns               (91,000)
                                       ----------
     Total                              $291,000
                                        =========

The fixed assets are being depreciated over their estimated useful lives. The goodwill is not amortized under SFAS No. 142 and is periodically tested for impairment.

The aforementioned purchase agreement obligates the Company to issue an additional bonus of 4,000,000 common shares per annum to DVD Acquisition and Development Group, Inc. as long as the sales and profits for this entity increase at least 10% at the end of each year.





                                  QUICKTV, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ==============================================

NOTE  H - SUBSEQUENT EVENT (CONT.)
----------------------------------

On October 1, 2002, The Company entered into a three-year employment agreement through September 30, 2005. Pursuant to the agreement, the Company's officer and minority shareholder shall receive an annual salary of $150,000 indexed for a 10% annual increase and a bonus of 3,000,000 common shares. These common shares have not yet been issued as of the date of this report. In addition, the Company is committed to issue an officer bonus of an additional 1,000,000 common shares per annum for the next three years ending September 30, 2005.




(b) David and Joan, LLC


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Board of Directors and Stockholders:
David and Joan, LLC
35 Sherwood Drive
Mountain Lakes, N.J.

We have audited the accompanying balance sheet of David and Joan, LLC (a limited liability company) as of December 31, 2001 and the related statements of operations, members' deficit, and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of David and Joan, LLC (a limited liability company) as of December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note E. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


December 13, 2002
Pompano Beach, Florida







                               DAVID AND JOAN, LLC
                              DBA DVD INTERNATIONAL
                                  BALANCE SHEET
                               AT DECEMBER 31, 2001


                                     ASSETS
                                     ------


CURRENT ASSETS
--------------------------------------------------------------
  Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  49,218
  Accounts Receivable. . . . . . . . . . . . . . . . . . . . .    233,529
  Inventory. . . . . . . . . . . . . . . . . . . . . . . . . .     18,133
  Prepaid Royalties. . . . . . . . . . . . . . . . . . . . . .     92,164
  Intangible Assets, net of Accumulated Amortization of $9,350     75,650
                                                                ----------
    TOTAL CURRENT ASSETS . . . . . . . . . . . . . . . . . . .    468,694
                                                                ----------
FIXED ASSETS
--------------------------------------------------------------
  Furniture and Fixtures . . . . . . . . . . . . . . . . . . .      6,100
  Equipment. . . . . . . . . . . . . . . . . . . . . . . . . .     45,458
  Computer Equipment . . . . . . . . . . . . . . . . . . . . .     26,203
  Accumulated Depreciation . . . . . . . . . . . . . . . . . .    (33,606)
                                                                ----------
    TOTAL FIXED ASSETS . . . . . . . . . . . . . . . . . . . .     44,155
                                                                ----------
    TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . .  $ 512,849
                                                                ==========
LIABILITIES AND MEMBERS' DEFICIT
--------------------------------------------------------------

CURRENT LIABILITIES
--------------------------------------------------------------
  Accounts Payable and Accrued Expenses. . . . . . . . . . . .  $ 475,323
  Line of Credit . . . . . . . . . . . . . . . . . . . . . . .    150,000
  Members Loan Payable . . . . . . . . . . . . . . . . . . . .     75,000
  Reserve for Returns. . . . . . . . . . . . . . . . . . . . .    119,000
                                                                ----------
    TOTAL CURRENT LIABILITIES. . . . . . . . . . . . . . . . .    819,323
                                                                ----------
MEMBERS' DEFICIT . . . . . . . . . . . . . . . . . . . . . . .   (306,474)
                                                                ----------
    TOTAL LIABILITIES AND MEMBERS' DEFICIT . . . . . . . . . .  $ 512,849
                                                                ==========









         See notes to audited financial statements and auditors' report



                               DAVID AND JOAN, LLC
                              DBA DVD INTERNATIONAL
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                            2001          2000
                                      ----------------------------
NET SALES. . . . . . . . . . . . . . .  $ 1,476,678   $ 1,751,749
--------------------------------------

COST OF SALES. . . . . . . . . . . . .   (1,124,415)   (1,153,882)
--------------------------------------
                                      ----------------------------
GROSS PROFIT . . . . . . . . . . . . .      352,263       597,867
--------------------------------------
                                      ----------------------------
OPERATING EXPENSES:
--------------------------------------
  Officers' Payroll and Related Taxes.  $   184,409   $   205,546
  Advertising and Trade Shows. . . . .       96,462       171,235
  Professional Fees. . . . . . . . . .       75,466        99,317
  Sales Commissions. . . . . . . . . .       53,682        32,381
  Travel and Entertainment . . . . . .       51,172        43,059
  Office Expense . . . . . . . . . . .       33,106        16,609
  Insurance. . . . . . . . . . . . . .       28,896        12,916
  Auto Expense . . . . . . . . . . . .       28,667        25,291
  Depreciation and Amortization. . . .       21,217        10,774
  Postage and Delivery . . . . . . . .       13,829         4,559
  Telephone. . . . . . . . . . . . . .       10,294         6,676
  Repairs and Maintenance. . . . . . .        6,174         8,017
                                      ----------------------------
    TOTAL EXPENSES . . . . . . . . . .      603,374       636,380
                                      ----------------------------
    OPERATING LOSS . . . . . . . . . .     (251,111)      (38,513)
                                      ----------------------------
OTHER INCOME (EXPENSE):
--------------------------------------
  Interest Expense . . . . . . . . . .      (14,591)      (10,363)
  Other Income (Expense) . . . . . . .       (5,842)       18,918
  Loss on Disposal of Fixed Assets . .            -        (2,787)
                                      ----------------------------
                                            (20,433)        5,768
                                      ----------------------------
    NET LOSS . . . . . . . . . . . . .  $  (271,544)  $   (32,745)
                                      ============================








         See notes to audited financial statements and auditors' report



                               DAVID AND JOAN, LLC
                              DBA DVD INTERNATIONAL
                          STATEMENT OF MEMBERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                           Members'
                           Equity
                           (Deficit)
                          ------------
Balance, January 1, 2000 .  $  48,077

Capital contributed. . . .      4,000

Distributions. . . . . . .    (35,177)

Net loss for year. . . . .    (32,745)
                            ----------
Balance, December 31, 2000  $ (15,845)

Distributions. . . . . . .    (19,085)

Net loss for year. . . . .   (271,544)
                            ----------
Balance, December 31, 2001  $(306,474)
                            ==========










         See notes to audited financial statements and auditors' report



                               DAVID AND JOAN, LLC
                              DBA DVD INTERNATIONAL
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000



                                                         2001        2000
CASH FLOWS FROM OPERATING ACTIVITIES:
--------------------------------------------------
  Net loss . . . . . . . . . . . . . . . . . . . .  $(271,544)  $ (32,745)
  Adjustments to reconcile net loss to net
  cash (used in) operating activities:
    Loss on disposal of fixed assets . . . . . . .          -       2,787
    Depreciation and amortization. . . . . . . . .     21,217      10,774
    Increase (decrease) in operating assets:
      Accounts receivable. . . . . . . . . . . . .    214,211     (35,271)
      Inventory. . . . . . . . . . . . . . . . . .      2,140      10,524
      Prepaid royalties. . . . . . . . . . . . . .    (51,887)       (998)
      Intangible assets. . . . . . . . . . . . . .    (85,000)          -
    (Increase) decrease in operating liabilities:
      Accounts payable and accrued expenses. . . .    209,255    (169,161)
      Reserve for returns. . . . . . . . . . . . .    (61,000)    (69,550)
                                                  ------------  ----------
      NET CASH (USED IN)
      OPERATING ACTIVITIES . . . . . . . . . . . .    (22,608)   (283,640)
                                                  ------------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
--------------------------------------------------
  Net cash used for purchase of fixed assets . . .     (9,266)    (15,633)
                                                  ------------  ----------
      NET CASH (USED IN)
      INVESTING ACTIVITIES . . . . . . . . . . . .     (9,266)    (15,633)
                                                  ------------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
--------------------------------------------------
  Member loans . . . . . . . . . . . . . . . . . .     10,000      65,000
  Distributions. . . . . . . . . . . . . . . . . .    (19,085)    (35,177)
  Capital contributed. . . . . . . . . . . . . . .          -       4,000
  Borrowings on line of credit . . . . . . . . . .    115,000     145,000
  Principal repayments on line of credit . . . . .    (30,000)    (80,000)
                                                  ------------  ----------
      NET CASH PROVIDED BY
      FINANCING ACTIVITIES . . . . . . . . . . . .     75,915      98,823
                                                  ------------  ----------
      NET INCREASE (DECREASE) IN
      CASH AND CASH EQUIVALENTS. . . . . . . . . .     44,041    (200,450)
                                                  ------------  ----------
CASH AND CASH EQUIVALENTS:
--------------------------------------------------
      Beginning of year. . . . . . . . . . . . . .      5,177     205,627
                                                  ------------  ----------
      End of year. . . . . . . . . . . . . . . . .  $  49,218   $   5,177
                                                  ============  ==========




         See notes to audited financial statements and auditors' report




                               DAVID AND JOAN, LLC
                              DBA DVD INTERNATIONAL
                          (A LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ==============================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Background  -  David and Joan, LLC (the Company) was organized under the laws of
----------
the  State  of  New  Jersey  in January 1997 as a limited liability corporation.

The Company operates in the home entertainment industry, specifically, the production and distribution of digital video discs (DVD). The Company's sales are primarily to established customers generally on an unsecured basis.

Basis  of  Presentation  -  The financial statements included herein include the
-----------------------
accounts of the David and Joan, LLC prepared under the accrual basis of accounting.

Management's  Use  of  Estimates  -  The  preparation of financial statements in
--------------------------------
conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash  and  Cash  Equivalents - For purposes of the Statements of Cash Flows, the
----------------------------
Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Fair  Value  of  Financial  Instruments  -  The  carrying  amounts  of financial
---------------------------------------
instruments including accounts receivable, inventory, prepaid royalties, intangibles, fixed assets, accounts payable, accrued expenses, line of credit, members loan payable and reserve for returns approximated fair value because of the immediate short-term maturity of these instruments.

Income Taxes - The Company is a limited liability company that has elected to be
------------
taxed as a partnership. As such, the Company will not pay income taxes, as any income or loss will be reported on the individual tax returns of the members, therefore, no provision for income taxes has been included in the audited financial statements.

Advertising  -  The  Company  charges  the  costs of advertising to expense when
-----------
incurred. The Company does not incur any direct-response advertising costs. Advertising expense totaled $68,494 and $130,210 for the years ended December 31, 2001 and 2000, respectively.


                               DAVID AND JOAN, LLC
                              DBA DVD INTERNATIONAL
                          (A LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ==============================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')
-----------------------------------------------------------

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards
---------------------------
Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the years covered in the financial statements.

Accounts  Receivable - The Company extends credit to its customers in the normal
--------------------
course of business. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable.

Fixed  Assets - Fixed assets are stated at cost. Depreciation is provided by the
-------------
straight-line method over the estimated economic life of the property and equipment ranging from five to seven years.

Expenditures for major renewals and betterments that extend the useful lives of fixed assets are capitalized. Expenditures for repairs and maintenance items are charged to expense as incurred.

Inventory  - Inventory is stated at lower of cost (first-in first-out method) or
---------
market  (net  realizable  value).

Intangible  Assets - Intangible assets consisting of DVD distribution rights are
------------------
stated at the lower of cost or estimated net realizable value (determined on an individual DVD basis), net of amortization, and represent the exclusive rights to distribute certain DVD titles. These rights have been recorded in accordance with Statement of Financial Accounting Standards (SFAS) No.142, which requires intangible assets with a finite useful life to be amortized over their useful life. Additionally, the Company performs an annual assessment for impairment by applying a fair-value based test.

Amortization is recorded on a by-title basis based upon actual sales with estimated lives based upon projected realizable unit sales.





                               DAVID AND JOAN, LLC
                              DBA DVD INTERNATIONAL
                          (A LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ==============================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')
-----------------------------------------------------------

Recent  Accounting  Pronouncements  -  In  July  2001,  the Financial Accounting
----------------------------------
Standards Board issued Statement of Financial Accounting Standards (SFAS) No.143, "Accounting for Asset Retirement Obligations" which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value cannot be made. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect SFAS No. 143 to have a material effect on its financial condition or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 generally establishes a standard framework which to measure impairment of long-lived assets and expands the Accounting Principles Board ("APB") 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" to include a component of the entity (rather than a segment of the business). SFAF No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect SFAS No. 144 to have a material effect on its financial condition and cash flows.

NOTE  B  -  RESERVE  FOR  RETURNS
---------------------------------

The reserve for returns is recorded based on specific royalty agreements and the management's estimate of future returns that is adjusted bi-annually. At
December  31,  2001,  the  reserve  for  returns  was  $119,000.

NOTE  C  -  LINE  OF  CREDIT
----------------------------

The Company maintains a line of credit with a bank up to $175,000. The amount of the line of credit outstanding at December 31, 2001 was $150,000. Interest is payable monthly at the bank's prime rate. Substantially all assets of the Company and a personal guarantee of the principal member secure the line of credit.

See "Subsequent Events" footnote H herein for additional line of credit opened by the company in 2002.


                               DAVID AND JOAN, LLC
                              DBA DVD INTERNATIONAL
                          (A LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ==============================================

NOTE D - SUPPLEMENTAL CASH FLOW INFORMATION
-------------------------------------------

Supplemental disclosures of cash flow information for the years ended December 31, 2001 and 2000 are summarized as follows:

Cash paid during the period for interest and income taxes:

                                         2001            2000
                                         ----            ----
          Income Taxes                $   --           $   --
          Interest                    $16,305          $13,941

NOTE  E  -  GOING  CONCERN
--------------------------

As shown in the accompanying financial statements, the Company has incurred significant losses from operations and other circumstances that has placed substantial doubt as to whether the Company can continue as a going concern. The Company is in the development stage of operations and has never reported revenues. The ability of the Company to continue as a going concern is dependent on developing its business plan and obtaining new capital. Management has enacted the following plan: (1) seek strategic sales and vendor relationships and (2) locate investment banking firms to raise additional operating capital for the Company.

NOTE  F  -  CONCENTRATION  OF  RISKS
------------------------------------

During 2001 and 2000, the Company purchased 82% and 96%, respectively, of its purchases from three major vendors. As of December 31, 2001, accounts payable due to these three vendors totaled $187,367.

For the year ended December 31, 2001, 23% of the Company's sales and 54% of accounts receivable are from two customers.

NOTE  G  -  MEMBERS  LOAN  PAYABLE
----------------------------------

Members loan payable at December 31, 2001 was $75,000. The loans pay interest on a monthly basis at prime. Interest paid was $8,422 and $7,081 for 2001 and 2000, respectively.




                               DAVID AND JOAN, LLC
                              DBA DVD INTERNATIONAL
                          (A LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ==============================================

NOTE  H - SUBSEQUENT EVENT
--------------------------

On September 13, 2002, DVD Acquisition and Development Group, Inc. acquired the Company that, in turn, simultaneously was acquired by QuickTV, Inc.

The primary reason for the tax-free merger was to achieve the Company's objective of being publicly listed on the Over the Counter Bulletin Board. QuickTV, Inc. is currently in the process of filing a Form 10-SB with the Securities and Exchange Commission. QuickTV, Inc. currently trades on the pink sheets under the trading symbol "QKTV". QuickTV, Inc. is currently now engaged in the development of market opportunities created by the demand for digital videodisc technology. The acquisition served its initial focus of its efforts to market that technology and capitalize on other acquisitions in this industry.

The total purchase price was based on 5,000,000 common shares of QuickTV, Inc. received that were valued at an aggregate fair market value of $291,000 at the date of acquisition by both parties.

On May 22, 2002, the Company opened an additional line of credit with a bank up to $50,000. Interest is payable monthly at the bank's prime rate plus 1.99%. A personal guarantee of the principal members secures the line of credit.




Item  14.  Changes  in  and  Disagreements  with  Accountants

     Since inception, we have had no disagreement, resignation or dismissal of our principal independent accountant.


Item  15.  Index  to  Financial  Statements  and  Exhibits.

INDEX  TO  EXHIBITS                                   PAGE



3.1     Articles  of  Incorporation

3.2     By-laws

23      Consent  of  Auditors


                                   Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


QuickTV,  Inc.

/s/  David  Goodman
------------------------
By:        David  Goodman
Title:     President,  Director
Date:      January  10,  2003